KWESST Announces "Lightning": A Scalable Situational Awareness Solution For
The Public Safety Market

KWESST Lightning will improve interoperability between agencies with lightning-fast time to engagement and will be offered as fully cloud based Software as a Service ("SaaS") product

October 18, 2023 - OTTAWA - KWESST Micro Systems Inc. (TSXV: KWE ("KWESST") (NASDAQ: KWE) or the "Company") today announced that it is developing a patent-pending SaaS product for public safety agencies to enable "lightning fast" real-time shared situational awareness among front-line responders during critical incidents.  Built using the "TAK" - the U.S. government Team Awareness Kit software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

"Over the past year we heard from many law enforcement agencies asking if we could adapt our military digitization knowledge to provide them with similar TAK-based shared situational awareness on their smart devices during critical incidents," said David Luxton, KWESST Executive Chairman.

KWESST was already under contract with a national public safety agency to develop a Ground Search And Rescue ("GSAR") app for the community of law enforcement and volunteer organizations who conduct searches for thousands of lost people each year.  The Company expects to demo a version of KWESST Lightning to potential customers in November 2023, and expects to launch the first commercially available version for GSAR application by mid-2024.  Thereafter, the Company will continue to develop custom front-end applications to serve different agency target groups and addressing their unique mission requirements.  At the core of all applications related to KWESST Lightning will be lightning-fast time to engagement, seamless interoperability with cooperating agencies, and limitless scalability in the cloud.

Luxton added that, "Our market research confirmed an unmet need and a large potential market among not only law enforcement and public safety agencies, but among humanitarian and disaster relief agencies as well on a global scale.  As a result, we've been developing a SaaS solution that makes it very easy for organizations to have this capability without capital investment or maintenance costs, while also enabling lightning fast and limitless scalability to thousands of users.  Responders know better than anyone from many mass incidents that coordinated response time is a matter of life and death."

The Company also announces that is has filed a provisional patent addressing its solution to the problems of seamless onboarding of responders in a speedy and secure manner, as well as role management, control and interoperability using the TAK platform at the foundation of the service.

"As a SaaS product the business model is one of recurring revenue from user fees," concluded Sean Homuth, CFO.  "A key tenet of our strategy moving forward is to develop scalable recurring revenue from unique IP that we create and own.  The market has a clear unmet need, and KWESST is responding with a compelling solution that will provide sustainable recurring revenue for the Company."

Retirement of Jeff MacLeod

The Company also announced today that Jeff MacLeod, KWESST Founder, CEO and President, has indicated that he will be retiring effective October 31st, 2023. "It has been very gratifying to see the Company progress from start-up based on a single digitization technology to the range of digital applications and products that are now ready for market and gaining traction," said Jeff. As well, the Company is in the hands of a seasoned leadership team, which gives me confidence in KWESST's ability to execute as it grows. I remain a significant shareholder and am excited to see the Company's extensive opportunity set come to fruition."

KWESST is working through the transition process with Mr. MacLeod and expects to name a new CEO by the end of October.

About KWESST

KWESST (NASDAQ, TSXV: KWE) (FSE: 62UA) commercializes breakthrough next-generation tactical systems for military and public safety agencies and personal defense. The company's current portfolio of unique proprietary offerings includes non-lethal systems (PARA OPSTM and ARWENTM) with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST also facilitates digitization of tactical forces with its signature TASCS system for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and indirect fire weapons. Other KWESST products include countermeasures against threats such as lasers and electronic detection. These include: the PhantomTM electronic battlefield deception system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations that deceive and confuse adversaries; a Battlefield Laser Detection System to counter the emerging threat of laser targeting of personnel; and, a developmental non-kinetic system to counter the threat of tactical drones. These systems can operate stand-alone or integrate seamlessly with third-party OEM products and networked battlefield management systems such as ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/
Contact:
David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, Chief Financial Officer: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com (587-225-2599)

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties, the continued demand for software as a service, the granting of patents by the United States Patent and Trademark Office and the ability of the Company to continue to develop its software. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. KWESST disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.